SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: December 7, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 7, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

December 7, 2004

IVANHOE MINES DRILLING CONFIRMS MAJOR COAL SYSTEM
IN SOUTHERN MONGOLIA, NEAR CHINA BORDER

ULAANBAATAR, MONGOLIA — Ivanhoe Mines Chairman Robert Friedland and President John Macken announced today the company has successfully traced an unusually thick seam of high-quality coal from the adjacent Nariin Sukhait Mine onto property controlled by Ivanhoe in southern Mongolia, approximately 40 kilometres north of the Mongolia-China border.

Five core holes drilled by Ivanhoe have intersected the same seam that is being mined by an independent Mongolian-Chinese joint venture on a small licence area surrounded by Ivanhoe’s extensive land interests. Metallurgical coal from the Nariin Sukhait Mine is being shipped to a Chinese steel mill. The coal seam, one of five conformable seams identified to date at Nariin Sukhait, has been mapped in outcrop and sub-crop throughout a major coal basin that stretches a total of 120 kilometres, east and west of the mine, on ground controlled by Ivanhoe.

All five of Ivanhoe’s initial drill-holes intercepted a single thick seam of low-ash, high-rank, bituminous coal extending from surface to depths ranging between 120 and 150 metres. This initial drilling indicated a continuous coal seam ranging in thickness from 32 to 90 metres, with an average true thickness of approximately 60 metres. The full extent of the seam’s down-dip depth remains to be determined. Drill-core samples are being analyzed to verify that the coal intercepted on Ivanhoe-controlled ground is of similar metallurgical grade to the coal being mined at Nariin Sukhait. The other four seams in the coal measure sequence also appear to be low-ash, high-rank, bituminous coal and will be evaluated and drilled by Ivanhoe in future phases of the overall program.

Given the success of Ivanhoe’s preliminary drilling, the company plans to initiate a more extensive drilling program aimed at delineating one or more significant coal deposits suitable for safe and low-cost open-pit mining.

Ivanhoe also is evaluating the formation of a stand-alone, independently financed coal company with the capacity to enter into joint ventures with international resource companies and initiate production from Ivanhoe’s holdings in Mongolia’s South Gobi region.

The Nariin Sukhait coal deposit is within one of three major coal-bearing basins located almost entirely on lands controlled by Ivanhoe in the Gobi region. Ivanhoe’s coal consultants have determined that the coal-bearing stratigraphy in the South Gobi is of approximately the same Permian geologic age, scale and quality as the Bowen and Sydney basins in Australia — which are some of the most extensive in the world.

Open-pit operations began in 2003 at the Nariin Sukhait Mine, which is approximately 400 kilometres southwest of Ivanhoe’s Oyu Tolgoi copper-gold project (see www.ivanhoemines.com for a location map and photographs). The mine, owned and operated by Quinhua-MAC, a Mongolian-Chinese joint venture, is the largest export-oriented coal mine in Mongolia. Coal is hauled approximately 500 kilometres south to the Jiuquan Iron & Steel complex in the industrial centre of Jiayuguan, Gansu Province. A 450-kilometre railway line and a 70-kilometre high voltage power line are under construction from within China to the Nariin Sukhait area to facilitate increased coal production.

Recent coal-price settlements in China have produced significantly higher prices for metallurgical quality coal of approximately US$120 to US$130 per tonne — an indication of the extremely tight supply in current metallurgical-coal markets.

Nariin Sukhait is one of approximately 40 coal deposits presently being mined in Mongolia. Mongolia’s current annual output is estimated at approximately five million tonnes, most of which is used to generate heat and electricity.

Charles Forster, P.Geo., Ivanhoe Mines’ Turquoise Hill Manager, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this release.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 118,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s planned coal exploration and development at Nariin Sukhait and discussions with respect to potential development of the Tavan Tolgoi coal deposit and the other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.